ALEXANDRA CAPITAL CORP.
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended May 31, 2018

The following information, prepared as of July 30, 2018, should be read in conjunction with the unaudited interim condensed financial statements of Alexandra Capital Corp. (“the Company” or “Alexandra”) for the six months ended May 31, 2018 as well as the audited financial statements for the year ended November 30, 2017; including the notes thereto. The financial statements and financial data contained in this discussion and analysis are presented in accordance with International Financial Reporting Standards (“IFRS”). The reporting currency is the Canadian dollar.

The following discussion and analysis provides information that management believes is relevant to the assessment and understanding of the Company’s results of operations and financial conditions. Certain statements herein contain forward-looking statements relating to the operations or to the environment in which we operate, which are based on our operations, forecasts, and projections. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions; and actual results may differ materially from those anticipated in these forward-looking statements. The risks include those outlined under the “Risk Factors” section of this MD&A and elsewhere in the Company’s public disclosure documents.

BUSINESS OVERVIEW

Alexandra Capital Corp. was incorporated under the Business Corporations Act of British Columbia on October 17, 2011. The head office, principal address and registered and records office of the Company are located at 300 – 2015 Burrard Street, Vancouver, B.C., V6J 3H4. The Company does not have any subsidiaries.

On August 13, 2014, the Company commenced trading on the TSX Venture Exchange as a Tier 2 Mining Issuer (TSXV: AXC). Effective August 11, 2014, the Company’s principal business activity became the exploration of mineral resources on the Southern Belle or “SB” Property.

On March 7, 2016, the Company announced that it received final approval to list its common shares on the Canadian  Securities Exchange (the “CSE”) and voluntarily delisted its common shares from the TSXV. The Company’s common shares commenced trading on the CSE at market open on March 10, 2016 and were delisted from the  TSXV effective March 9, 2016. The Company’s trading symbol “AXC” remains the same. The Company’s common shares are also trading on Over-The-Counter Bulletin Board (the “OTCBB”) with the symbol “AXDRF”.

As at May 31, 2018, the Company incurred acquisition and exploration expenditures of $171,012 (November 30, 2017 - $171,012) on the Southern Bell Property.

PROPOSED TRANSACTIONS

Letter of intent

On December 1, 2017, the Company entered into a non-binding letter of intent (“LOI”), which superseded and replaced the previous letter of intent announced on November 10, 2017, with WMC ApS (“WMC”), a private Danish company based in Copenhagen which brokers and develops payment processes in crypto currency transactions. On April 10, 2018, the Company announced that it cancelled the proposed acquisition of WMC.

On April 10, 2018, the Company entered into a non-binding letter of intent with Plymouth Rock Technologies Inc.  (“PRT”), a private Delaware corporation that is developing a system using Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, like airports, shopping malls, schools and sports venues. PRT is developing a millimetre wave antenna, which can be drone mounted to detect weapons, such as guns, suicide vests, and explosives in mass gatherings and has both military and civilian applications. PRT is also working on other threat detection systems and technologies that can be integrated into existing screening environments.

On June 21, 2018, the Company entered into a definitive agreement with PRT. Pursuant to the agreement, the Company will acquire all of the issued and outstanding common shares of PRT in consideration of the issuance of 3,000,000 common shares of the Company. All shares issued as consideration for the PRT shares will be subject to a resale restricted period of four months from the closing of the transaction and will bear a restrictive legend to this effect. The Company will engage Mr. Dana Wheeler as President and CEO of the Company following closing of the transaction, and he will be appointed to the board of directors of the Company. The Company intends to change its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc.

INTEREST IN MINERAL PROPERTIES

On February 17, 2014, and further amended on May 2, 2014, the Company entered into an Option Agreement, with Eastland Management Ltd. whereby the Company acquired an option to earn an undivided 100% interest in and to the eight (8) mineral claims comprising the Southern Bell ("SB”) Property, located approximately 25 kilometers west of Merritt, British Columbia totaling 3,517 hectares. The Option Agreement was amended on May 2, 2014 to substitute Eastland Management Ltd. for Qualitas Holdings Corp. as optionor of the claims.

On August 26, 2015, the Company and Eastland Management amended the Option Agreement so that on the first anniversary of Exchange approval (August 11, 2015) the Company must arrange for payment of $10,000 to Eastland Management in lieu of the original obligation to issue 200,000 common shares. All other aspects of the Option Agreement remain unchanged.

In order to maintain the Option in good standing and earn a 100% interest in the SB Property, the Company was required to incur exploration expenditures totaling $100,000 on or before August 11, 2015 (completed). The Company was also required to make cash payments to the vendors of the Option of $10,000 upon receipt of the Technical Report (paid), $15,000 at the time of Exchange approval (paid) and $10,000 on the first anniversary of Exchange approval (paid). Additionally, the Company had to issue 500,000 shares (200,000 upon Exchange approval (issued) and 300,000 on or before the second anniversary (issued).

The geographic center of the property is at approximately 634000E; 5561000N in UTM ZONE 10 (NAD 83) or at 50° 11’ 38” north latitude and 121° 8’ 6” west longitude. The property is located approximately twenty-five kilometers west of Merritt, B.C., and lies between Trans-Canada Highway 1 and Provincial Highway 5. Access is via secondary road systems from the Trans-Canada Highway, south of Spences Bridge, which provide reasonable access throughout much of the claims. The mineral tenures are for subsurface rights only and there are no surface rights associated with the tenures. All tenures are on crown land are legally accessible. The SB property lies within the traditional territory of the Nlaka’pamux First Nation. Land claims have not been settled in this part of British Columbia and their future impact on the property’s access, title or the right and ability to perform work remain unknown.

The Company has an option to acquire an interest in the following properties:

Tenure Number	Claim Name	Owner	Map Number	Good To Date	Area (ha)
855421	SB 1	266788	092I	2018/Dec/31	496.62
855422	SB 2	266788	092I	2018/Dec/31	475.93
855424	SB 3	266788	092I	2018/Dec/31	475.92
855425	SB 4	266788	092I	2018/Dec/31	310.24
855426	SB 5	266788	092I	2018/Dec/31	310.24
855427	SB 6	266788	092I	2018/Dec/31	517.07
855428	SB 7	266788	092I	2018/Dec/31	517.06
855430	SB 8	266788	092I	2018/Dec/31	413.65

The Company is in the exploration phase and does not have any producing property. Recovery of the cost of mining assets is subject to the discovery of economically recoverable reserves, the Company’s ability to obtain the financing required to pursue exploration and development of its properties, and profitable future production or the proceeds from the sale of its properties. The Company must periodically obtain new funds in order to pursue its activities.

As stated in the NI 43-101 technical report by Warren Robb P. Geo dated February 18, 2014, as filed under the Company’s profile on SEDAR, the SB property is an epithermal precious metal project underlain by the Lower Cretaceous Spences Bridge Group, an andesitic to rhyolitic volcanic arc belt of rocks, lying in south central British Columbia. This belt stretches from the north of Princeton to the west of Cache Creek with additional outliers continuing further north to Gang Ranch. The Spences Bridge Gold Belt is emerging as a new epithermal precious metal exploration target.

A program of prospecting and 200 metre by 50 metre grid soil sampling was completed over the southern half of the SB property in 2012 by MGM Resources Corp. A total of 1,223 soils and 8 rock samples were taken, testing two of the three anomalous areas identified by previous exploration programs. Snow precluded the testing of the third anomaly.

Follow-up to two of the three target areas identified by the 2006 Strongbow Exploration programs confirmed and expanded the anomalies; and in addition, the program located a previously unknown anomaly.

The Target 1 area; hosting 2012 gold-in-soil Anomaly C, is one of the high priority areas for follow-up. This 1,400 metre semi-continuous linear anomaly looks to host the suspected strike projection of the NIC Zone from the Prospect Valley property to the south. Strong multi-station gold-in-soil anomalies were identified on multiple grid lines through this area.

The Target 2 area was stream sediment anomalies and the objective was to find the source. While nothing was located lower in Nuaitch Creek valley, a 1,600 metre, semi-continuous linear zone - the 2012 gold-in-soil Anomaly B (suspected strike projection of the PV Zone from the Prospect Valley property to the south), appears higher on the hills and is a possible explanation for the silt values.

The Target 3 area was not examined due to snow cover.

Anomaly A was located during the 2012 soil program as well. This is a NW trending linear anomaly in the NW section of the grid spanning four lines, a distance in excess of 800 metres. It is open to the northwest and the strongest values appear on the northernmost line. If this anomaly continues to the NW, it may be the source of the gold in silt anomaly from Manning Creek.

In the NI 43-101 technical report by Warren Robb P. Geo dated February 18, 2014, Mr. Robb recommended that Anomalies A, B and C need to be further evaluated, and Target 3 also needs evaluation. The strongest anomalies are A and C, and they should be the main focus of the next stage of exploration. The trends of these two anomalies need to be prospected and the soil grid needs to be expanded to the north and tightened from the current 200 metres by 50 metres to 50 metres by 25 metres over an area 1,700 metres long by 1,700 metres wide for Anomaly A and 1,300 metres long by 1,000 metres wide for Anomaly C. This will result in the collection of 3,933 soil samples. In the technical report, Mr. Robb recommended a work program with an estimated budget of $225,000.

In November 2014, the Company completed the 2014 exploration program which consisted of 1,083 grid soil samples over the western half of the property, completing coverage 200 metre by 50 metre coverage of the accessible portion of the claim block and bringing the total soil samples to 2,330, including an earlier 2011 program.

The soil sampling program identified three linear gold-in-soil anomalies and one gold-in-soil cluster anomaly:

•	Soil anomaly A is a 1,700 metre linear anomaly with multi-station gold values on two of the soil lines.

•

Soil anomaly B is a 1,600 metre linear anomaly that may represent the northeast strike projection of the PV zone from the contiguous Prospect Valley property to south. This anomaly may explain the historic silt anomalies from the south flowing tributaries of Nuaitch Creek.

•

Soil anomaly C is a 1,400 metre linear anomaly that may represent the northeast strike projection of the NIC Zone from the Prospect Valley property contiguous to the south. Two of the southern lines have multi- stations anomalous gold values. In addition, historic exploration located a series of intense blue-green chalcedonic quartz veins in the area of the anomaly.

•

Soil anomaly D is a cluster anomaly covering an area 400 by 500 metres in the western half of the 2014 grid. The western half of the grid also shows a considerable scattering of anomalous values, with no defined linear or cluster anomalies. Upper Manning Creek drains this area and the source of the 156.3 ppb Au silt value remains unexplained.

A program of detailed grid soil sampling and deep Induced Polarization surveying over the 3 linear anomalies has been recommended to test the full strike extent of the anomalies for zones of quartz veining and accompanying precious metal mineralization in advance of diamond drilling.

The disclosure in this MD&A of scientific and technical information regarding the 2014 exploration program on the Company’s mineral properties has been reviewed and approved by R. Tim Henneberry, P.Geo. (BC), who is a Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Mineral Property Expenditures

Expenditures for the six months ended May 31, 2018 and the year ended November 30, 2017 are as follows:

Southern Belle Property – British Columbia	May 31, 2018	November 30, 2017

Acquisition costs:
Balance, beginning	$51,000	$45,000
Additions	-	6,000
Balance, Ending	51,000	51,000

Explorations costs:
Balance, Beginning and Ending	120,012	120,012

Total	$171,012	$171,012

During the year ended November 30, 2017, the Company issued 300,000 common shares valued at $6,000 for the acquisition of exploration and evaluation assets. The Company fulfilled its obligation to earn the 100% interest in the Southern Belle Property with the share issuance.

RESULTS OF OPERATIONS

During the six months ended May 31, 2018, the Company had a comprehensive loss of $344,063 compared to a comprehensive loss of $29,024 from the six months ended May 31, 2017.

During the six months ended May 31, 2018 and 2017, the Company’s expenses by category consisted of: business development of $7,346 (2017 - $Nil), accounting fees of $21,124 (2017 - $3,464), consulting fees of $118,850 (2017 - $Nil), general office expenses of $14,069 (2017 – $937), legal fees of $91,677 (2017 - $9,415), management fees of $34,212 (2017 - $6,000) and transfer agent and filing fees of $37,351 (2017 - $9,295). The increase in net loss in the six months ended May 31, 2018 compared with the six months ended May 31, 2017 was primarily due to significant increases in consulting fees, legal fees, accounting fees, and transfer agent and filing fees associated with the due diligence, administration, filing and compliance related expenses of the LOI with WMC and PRT and the non-brokered private placement closed on May 18, 2018. Business development costs and general office expenses also increased as a result of increased activities associated with the due diligence and administration costs pursuant to new agreements and private placements.

Interest income earned for the six months ended May 31, 2018 was $1,866 compared to $87 during the six months ended May 31, 2017. The increase in interest income was primarily due to the increase of funds in the Company’s bank account.

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected financial data in respect of the last eight quarters of the Company. The data is derived from the financial statements of the Company prepared in accordance with International Financial  Reporting Standards (“IFRS”).

	Qtr 2 May 31, 2018 $	Qtr 1 February 28, 2018 $	Qtr 4 November 30, 2017 $	Qtr 3 August 31, 2017 $	Qtr 2 May 31, 2017 $	Qtr 1 February 28, 2017 $	Qtr 4 November 30, 2016 $	Qtr 3 August 31, 2016 $
Total Revenue (interest income)	1,226	640	242	41	70	17	695	98
Net Profit (Loss)	(186,002)	(158,061)	(78,434)	(8,532)	(15,754)	(13,269)	(27,470)	(11,927)
Basic and diluted (loss) per common share	(0.01)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

The increased net loss in the quarter ended November 30, 2016 compared with the quarter ended August 31, 2016 was primary due to increase in accounting fees of $15,250 and legal fees of $3,654 incurred in the quarter ended November 30, 2016 for the yearend reporting and compliance.

The decreased net loss in the quarter ended February 28, 2017 compared with the quarter ended November 30, 2016 was primary due to decrease in accounting fees and legal fees. Overall, there was no significant change in net loss in other expenditure items.

During the quarters ended August 31, 2017, May 31, 2017 and February 28, 2017, there was no significant change in net loss and expenditures were comparable and remained same, as management only incurred necessary compliance and operational expenses to conserve cash.

The increase net loss in the quarter ended November 30, 2017 compared with the quarter ended August 31, 2017 was primary due to significant increase in accounting fees of $15,010 and legal fees of $33,472 incurred in the quarter ended November 30, 2017 and significant increase in consulting fees and legal fees associated with the LOI with WMC.

The increase net loss in the quarter ended February 28, 2018 compared with the quarter ended November 30, 2017 was primarily due to significant increase in consulting fees, legal fees, accounting fees, and transfer agent and filing fees associated with the LOI with WMC and the non-brokered private placement announced on December 27, 2017.

The significant increase in net loss in the quarter ended May 31, 2018 compared with the quarter ended February 28, 2018 was primarily due to significant increase in consulting fees, legal fees and accounting fees and transfer agent and filing fees associated with the LOI with WMC and PRT and the non-brokered private placement closed on May 18, 2018.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s approach to managing its liquidity is to ensure that it has sufficient resources to meet its liabilities as they come due and have sufficient working capital to fund operations for the ensuing fiscal year. Financing of operations has been achieved solely by equity financing. The Company anticipates that it will require significant funds from either equity or debt financing for property exploration and to support general administrative expenses.

At May 31, 2018, the Company had $2,989,547 in current assets (November 30, 2017 - $589,850) and $70,535 in accounts payables and accrued liabilities (November 30, 2017 - $51,171) for a working capital position of $2,916,037 compared to a working capital position of $538,679 as at November 30, 2017.

Current assets at May 31, 2018 were represented by cash of $2,957,002 (November 30, 2017 - $96,152), prepaid expenses of $18,935 (November 30, 2017 - $40,375), subscription receivable balance of $Nil (November 30, 2017 - $428,000), due from related parties of $Nil (November 30, 2017 - $18,750), and sales tax receivable balance of $13,610 (November 30, 2017 - $6,573). Current liabilities were comprised of $70,535 in accounts payable and accrued liabilities (November 30, 2017- $51,171), and due to related parties of $2,975 (November 30, 2017 - $Nil).

At May 31, 2018, the Company had a share capital balance of $3,824,782 (November 30, 2017 - $1,218,766) and an accumulated deficit of $971,247 (November 30, 2017 - $615,184).

Financing of operations has been achieved solely by equity financing. As the Company will not generate funds from operations for the foreseeable future, the Company is primarily reliant upon the sale of equity securities in order to fund future operations. Since inception, the Company has funded limited operations through the issuance of equity securities on a private placement basis. The Company’s ability to raise funds through the issuance of equity will depend on economic, market and commodity prices at the time of financing.

Detailed discussions related to the Company’s cash flows during the six months ended May 31, 2018

Cash balances increased by $2,860,850 during the six months ended May 31, 2018 (May 31, 2017 – decreased by $4,307).

During the six months ended May 31, 2018, cash used in operating activities was $288,571 compared to cash used in operating activities of $44,307 during the six months ended May 31, 2017. The increase in cash used in operating activities is primarily attributed to increased expenditures on professional fees and transfer agent and filing fees associated with the letter of intent with the LOI with WMC and PRT and the non-brokered private placement closed on May 18, 2018.

Cash provided by financing activities during the six months ended May 31, 2018 was $3,149,421 compared to cash provided by financing activities of $Nil during the six months ended May 31, 2017. The cash provided by financing activities was a result of the net proceeds from issuance of common shares of the Company from the private placement announced during the 4th quarter ended November 30, 2017.

Detailed discussions related to the Company’s cash flows during the year ended November 30, 2017

Cash balances increased by $85,876 during the year ended November 30, 2017 (November 30, 2016 – $90).

During the year ended November 30, 2017, cash used in operating activities was $126,124 compared to cash used in operating activities of $125,016 during the year ended November 30, 2016. The increase in cash used in operating activities is primarily attributed to higher expenditures on professional fees and legal fees for the LOI with WMC announced during the 4th quarter ended November 30, 2017 and subsequently on December 1, 2017.

Cash provided by investing activities during the year ended November 30, 2017 was $90,000 compared to cash provided by investing activities of $125,106 during the year ended November 30, 2016. The cash provided by investing activities was primarily attributed to additional funds transferred from the Company’s short-term investment.

Cash provided by financing activities during the year ended November 30, 2017 was $122,000 (2016 - $Nil). The increase in cash provided by financing activities was a result of the net proceeds from issuance of common shares of the Company from the private placement announced during the 4th quarter ended November 30, 2017. As at November 30, 2017, the Company had subscription receivable balance of $428,000 from investors.

OFF-BALANCE SHEET ARRANGEMENTS

To the best of Management’s knowledge, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

CONTRACTUAL COMMITMENTS

See “Interest in Mineral Properties” for mineral property commitments.

On October 31, 2017, the Company entered into one-year lease agreement for leased premises in Vancouver, British Columbia, commencing November 1, 2017 and ending on October 31, 2018. The minimum base rent is $2,500 per month.

On June 21, 2018, the Company entered into a definitive agreement with PRT. Pursuant to the agreement, the Company will acquire all of the issued and outstanding common shares of PRT in consideration of the issuance of 3,000,000 common shares of the Company.

TRANSACTIONS WITH RELATED PARTIES

The amounts due to related parties are due to the directors and officers of the Company. The balances are unsecured, non-interest bearing and have no specific terms for repayment. Accordingly, the fair value cannot readily be determined. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at May 31, 2018, $2,975 (November 30, 2017 - $Nil) was due to directors and officers of the Company:

	May 31, 2018	November 30, 2017
Company controlled by CFO	$2,975	$-
	$2,975	$-

During the six months ended May 31, 2018 and 2017, the Company entered into the following transactions with related parties:

	May 31, 2018	May 31, 2017
Management fees	$34,212	$6,000
Accounting fees	10,410	-
	$44,622	$6,000

Management compensation consisted of the following:

	May 31, 2018	May 31, 2017
Vivian Katsuris, CEO	$16,712	$6,000
Zara Kanji, CFO	12,500	-
Ioannis Tsitos, Director	5,000	-
	$34,212	$6,000

During the year ended November 30, 2017, a former director of the Company exercised 125,000 options at a price of $0.15 per share, for gross proceeds of $18,750.

During the six months ended May 31, 2018, a director of the Company exercised 125,000 options at a price of $0.30 per share, for gross proceeds of $37,500.

During the six months ended May 31, 2018, a director of the Company exercised 121,000 warrants at a price of $0.10 per share, for gross proceeds of $12,100.

As at May 31, 2018, no amount is due from any other of the Company’s directors, officers and related entities to the Company’s directors and officers.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

All significant accounting policies and critical accounting estimates are fully disclosed in Note 2 of the financial statements for the year ended November 30, 2017 and the six months ended May 31, 2018.

FINANCIAL RISK MANAGEMENT

The Company’s financial assets consist of cash and short-term investments. The estimated fair values of cash and short-term investments approximate their respective carrying values due to the short period to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

a.	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;
b.	Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
c.	Level 3 – inputs that are not based on observable market data.

For the six months ended May 31, 2018 and year ended November 30, 2017, all the Company’s cash and short-term investments are classified as Level 1.

The Company is exposed to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash. The Company believes that these sources will be sufficient to cover the likely short-term cash requirements. The Company’s cash is currently invested in business accounts which is available on demand by the Company for its operations.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to risks associated with the effects of fluctuations in the prevailing levels of market interest rates. The Company has no significant interest rate risk. As of May 31, 2018, the Company had cash balance of $2,957,002 (November 30, 2017: $96,152). The Company had no interest-bearing debt.

Credit Risk

Credit risk is the risk of a loss in a counterparty to a financial instrument when it fails to meet its contractual obligations. The Company’s exposure to credit risk is limited to its cash and short-term investments. The Company limits its exposure to credit risk by holding its cash and short-term investments in deposits with high credit quality Canadian financial institutions.

FUTURE ACCOUNTING STANDARDS AND INTERPRETATIONS

Accounting standards, amendments and interpretations not yet effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the IFRIC during the year, but are not yet effective. None of these are expected to have a significant effect on the financial statements. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

IFRS 9 Financial Instruments – IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. IFRS 9 is applicable to annual reporting periods beginning on or after January 1, 2018.

IFRS 16, Leases - IFRS 16 is a new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS 17 and instead introduces a single lessee accounting model. IFRS 15 is applicable to annual reporting periods beginning on or after January 1, 2019.

IFRS 2, Share-Based Payment – On June 20, 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively, retrospectively, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for:

-	The effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
-	Share-based payment transactions with a net settlement feature for withholding tax obligations; and
-	A modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The Company does not expect that the new and amended standards will have a significant impact on its financial statements.

CAPITAL STOCK

The authorized capital of the Company consists of an unlimited number of common shares without par value.

During the year ended November 30, 2017:

On February 15, 2017, the Company issued 300,000 common shares valued at $6,000 for the acquisition of exploration and evaluation assets.

On November 28, 2017, the Company issued a total of 125,000 common shares at a price of $0.15 per share, for gross proceeds of $18,750, for options exercised for a former director of the Company.

On November 30, 2017, the Company issued 5,500,000 common shares at a price of $0.10 per share for total gross proceeds of $550,000, pursuant to the private placement previously announced on November 10, 2017. The Company also issued 490,500 common shares at a price of $0.10 per share for total gross proceeds of $49,050 as finder’s fees.

As of November 30, 2017, the Company had subscription receivable balance of $428,000 for the common shares issued for the private placement on November 30, 2017 and $18,750 for commons share issued for options exercised on November 28, 2017.

During the six months ended May 31, 2018:

On December 12, 2017, the Company issued 55,000 common shares for gross proceeds of $5,500 for warrants exercised.

On December 19, 2017, the Company issued 100,000 common shares for gross proceeds of $10,000 for warrants exercised.

On December 22, 2017, the Company issued 476,000 common shares for gross proceeds of $47,600 for warrants exercised.

On January 9, 2018, the Company issued 476,000 common shares for gross proceeds of $47,600 for warrants exercised.

On January 19, 2018, the Company issued 100,000 common shares for gross proceeds of $10,000 for warrants exercised.

On January 22, 2018, the Company issued 500,000 common shares for gross proceeds of $50,000 for warrants exercised.

On February 2, 2018, the Company issued 21,000 common shares for gross proceeds of $2,100 for warrants exercised.

On April 10, 2018, the Company closed the first tranche of its previously announced non-brokered private placement. The Company issued 4,475,000 units at a price of $0.40 per unit for gross proceeds of $1,790,000. Each unit consists of one common share and one-half share purchase warrant with each whole warrant entitling the holder to purchase one common share of the Company at a price of $0.60 for 1 year from closing. Finder’s fees of cash equal to 6% of proceeds and finder’s warrants equal to 6% of the number of units issued were paid to five finders. Each finder’s warrant will be exercisable to acquire one common share for a period of one year from closing at a price of $0.40. All securities issued are subject to a four month hold period expiring August 25, 2018. 266,850 finder’s warrants were granted at an estimated fair value of $110,574, which has been included in contributed surplus. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected life 1 year, volatility 166%, risk-free rate 1.88%, dividend yield 0%.

On May 18, 2018, the Company closed the second and final tranche of its previously announced non-brokered private placement. The Company issued 2,035,550 units at a price of $0.40 per unit for gross proceeds of $814,220. Each unit consists of one common share and one-half share purchase warrant with each whole warrant entitling the holder to purchase one common share of the Company at a price of $0.60 for 1 year from closing. Finder’s fees of cash equal to 6% of proceeds and finder’s warrants equal to 6% of the number of units issued were paid to four finders. Each finder’s warrant will be exercisable to acquire one common share for a period of one year from closing at a price of $0.40. All securities issued are subject to a four month hold period expiring September 18, 2018. 45,150 finder’s warrants were granted at an estimated fair value of $18,420, which has been included in contributed surplus. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected life 1 year, volatility 168%, risk-free rate 1.99%, dividend yield 0%.

On May 29, 2018, the Company issued a total of 125,000 common shares at a price of $0.30 per share, for gross proceeds of $37,500, for options exercised for a director of the Company.

On May 30, 2018, the Company issued 317,000 common shares for gross proceeds of $31,700 for warrants exercised.

As at the date of this MD&A, the Company has outstanding common shares of 28,030,050 common shares, share options of 625,000 and warrants of 4,162,275.

The following common shares and convertible securities were outstanding as at May 31, 2018:

			Options/	Common
	Expiry	Exercise	Warrants	Shares upon
	Date	Price	Outstanding	Exercise
Common shares issued and outstanding:				28,030,050
Stock options granted May 1, 2012	May 1, 2022	$0.10	500,000	500,000
Stock options granted November 12, 2014	November 11, 2019	$0.30	125,000	125,000
Warrants granted August 11, 2014	August 11, 2019	$0.10	595,000	595,000
Warrants granted April 25, 2018	April 25, 2019	$0.60	2,237,500	2,237,500
Warrants granted April 25, 2018	April 25, 2019	$0.40	266,850	266,850
Warrants granted May 18, 2018	May 18, 2019	$0.60	1,017,775	1,017,775
Warrants granted May 18, 2018	May 18, 2019	$0.40	45,150	45,150

a)	Stock Options

On November 12, 2014 the Company adopted an incentive stock option plan (the “Option Plan”) which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and consultants to the Company, nontransferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares in the capital of the Company at the time of granting of options.

Stock option transactions and the number of stock options outstanding as at May 31, 2018 and November 30, 2017 are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2016	875,000	$0.16
Exercised	(125,000)	-
Balance, November 30, 2017	750,000	$0.17
Exercised	(125,000)	-
Balance, May 31, 2018	625,000	$0.14

		Options	Weighted average
	Exercise	outstanding and	remaining	Weighted average
Expiry Date	Price	exercisable	contractual life(year)	exercise price
	$			$
November 11, 2019	0.30	125,000	0.29	0.30
May 1, 2022	0.10	500,000	3.14	0.10
		625,000	3.43	0.14

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide reliable measure of the fair value of the Company’s stock options.

b)	Share Purchase Warrants

Share purchase warrant transactions and the number of share purchase warrants outstanding as at May 31, 2018 and November 30, 2017 are summarized as follows:

		Weighted
	Number of	Average Exercise
	Warrants	Price
Balance, November 30, 2017 and 2016	2,640,000	$0.10
Warrants granted	3,567,275
Warrants exercised	(2,045,000)
Balance, May 31, 2018	4,162,275	$0.51

		Number of	Weighted average
	Exercise	Warrants	remaining	Weighted average
Expiry Date	Price	outstanding and	contractual	exercise price
		exercisable	life(year)
	$			$
August 11, 2019	0.10	595,000	0.17	0.10
April 25, 2019	0.60	2,237,500	0.48	0.60
April 25, 2019	0.40	266,850	0.06	0.40
May 18, 2019	0.60	1,017,775	0.24	0.60
May 18, 2019	0.40	45,150	0.01	0.40
		4,162,275	0.96	0.51

RISKS RELATED TO OUR BUSINESS

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties. Due to the nature of the Company’s business and the present stage of exploration of its mineral properties (which are primarily early stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

The Company’s ability to continue to conduct exploration and development depends upon the Company’s ability to obtain additional financing. The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. As a mining company in the exploration stage, the future ability of the Company to conduct exploration and development will be affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint venturing of projects and other means. In turn, the Company’s ability to raise such funding depends in part upon the market’s perception of its management and properties, but to a great degree upon the price of gold and the marketability of securities of speculative exploration and development mining companies.

The Company has no history of earnings and no foreseeable earnings. The property in which the Company has acquired an interest has not been determined to be commercially feasible and hence may not have any commercial production. The Company has no history of profits and has a deficit. The Company receives no revenues from production or otherwise and is entirely dependent on raising additional equity and loan financing.

The Company has no mineral producing properties, and the Company has not demonstrated that any mineralized material on the property in which it may acquire an interest constitutes proven or probable reserves of ore. It is uncertain what level, if any, of recovery of gold or other minerals from mineralized material will be realize d. Identified mineralized deposits may never qualify as commercially mineable (or viable) reserves, and even if they do qualify, they may fail to yield the estimated level of copper or other minerals. Estimates of mineralized deposits and production costs can also be affected by such factors as metals prices, availability of capital for development, permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of mineralization ultimately mined (if any) may differ from that indicated by drilling results. Short term factors relating to mineralized material, such as the need for orderly development or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Gold and other minerals recovered in small scale laboratory tests may fail to be duplicated in large scale tests under on-site conditions. Material changes in mineralized material, grades, stripping ratios or recovery rates may affect the economic viability of projects. Mineralized deposits are reported as general indicators of mine life and should not be interpreted as assurances of mine life or of the profitability of current or future operations.

As mineral prices are volatile, a profitable market may not develop for any commercial quantities of mineral resources discovered by the Company. Mineral prices are subject to fluctuation. The effect of these factors cannot accurately be predicted. The mining industry in general is intensely competitive and, even if commercial quantities of mineral resources are discovered, a profitable market may not develop for the sale of the same. Factors beyond the control of the Company may affect the marketability of any gold or any other materials discovered. The price of precious metals is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.

Competition. The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped properties. The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects. Competition could adversely affect the Company’s ability to acquire additional suitable prospects for its exploration.

The Company’s share price is volatile. Publicly quoted securities are subject to a relatively high degree of price volatility. The quoted market for the common shares of the Company may be subject to market trends generally, notwithstanding any potential success of the Company in creating sales and revenues.

Title to Property. Although the Company has exercised the usual due diligence with respect to title of its properties, there is no guarantee that title to the properties will not be challenged or impugned as a result of prior unregistered agreements or transfers, aboriginal land claims, government expropriation and undetected defects.

Government Regulations and Environmental Risks and Hazards. The Company’s conduct is subject to various federal, provincial, state laws, rules and regulations, including environmental legislation. Environmental legislation is becoming increasingly stringent, and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the resource property interests, the potential for production on the property may be diminished or negated. The Company has adopted environmental practices designed to ensure that it continues to comply with environmental regulations currently applicable to it. All of the Company’s activities are in compliance in all material respects with applicable environmental legislation.

Licenses and Permits. The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

As certain of the Company’s officers have other outside business activities and, thus, may not be in a position to devote all of their professional time to the Company, the Company’s operations may be sporadic, which may result in periodic interruptions or suspensions of exploration.

FORWARD-LOOKING STATEMENTS

This MD&A may include certain "forward-looking statements" within the meaning of applicable securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategies competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", ‘‘intend’’, "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks that actual results of current exploration activities will differ, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious and/or base metals prices and other factors, as outlined in the Company’s preliminary long form prospectus filed on SEDAR.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the  Company’s management to sustain future development of the business. The Company defines capital that it manages as share capital and cash equivalents.

The property in which the Company currently has an interest is in the exploration stage; as such the Company has historically relied on equity financing to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the six months ended May 31, 2018.

DIRECTORS

Certain directors of the Company are also directors, officers and/or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploring natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required to act in good faith with a view to the best interests of the Company and to disclose any interest they may have in any project opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his/her interest and abstain from voting in the matter(s). In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

On November 20, 2017, the Company announced the appointment of Vivian Katsuris to the Company’s Board of Directors. Patrick Morris stepped down as a director and member of the audit committee of the Company.

On December 22, 2017, the Company announced the election of Jeremy Poirier to the Company’s Board of Directors.

On January 15, 2018 The Company announced strategic leadership changes by appointing Vivian Katsuris as President and Zara Kanji as Chief Financial Officer of the Company. Blake Olafson stepped down as a director, president and chief executive officer of the Company.

OUTLOOK

See Proposed Transactions section of this report.

The Company will pursue the exploration and development of the SB Property using best exploration practices as funds are available. Accordingly, additional financings may be required.

The Company’s objective is to maximize the value of the Company for our shareholders, and our strategy to obtain this result is to focus on project evaluations and project generation. To proceed with this strategy, additional financings may be required during the current fiscal year.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.